Smardii, Inc



ANNUAL REPORT

1221 Brickell Avenue, Suite 900

Miami, FL 33131

0

smardii.com

This Annual Report is dated April 28, 2022.

BUSINESS

Smardii is tackling a global issue which is the exponential increase of the elderly population (baby boomers) combined with the lack of nurses to take care of them. Nursing homes have been struggling with poor staffing ratios, increased costs and liabilities, lack of resources (financial, technological, manpower), and poor patient outcomes for decades. The COVID-19 pandemic has put an additional strain on healthcare operators who now need more than ever to reduce costs and improve efficiencies using technology. Smardii is now a must-have and a new standard of care for these operators.

Smardii is a sensor-based wearable solution that transforms any adult incontinence protection into a smart garment that continuously monitors and detects health conditions. The smart system detects urine and stool, body positioning for medical staff and caregivers to review on the Smardii dashboard or app and respond to in real-time (it will also check body temperature, and run real-time urinalysis in an upcoming version). Through this product, Smardii is crafting the future of adult and elder care while providing valuable information for preventive care, dignity of care, and improved health.

Smardii is a Delaware C-Corporation operating in Miami, Florida. The Company's business model is a Software as a Service (SaaS), whereby business customers (e.g. skilled nursing facilities, assisted living facilities) are being provided the necessary hardware (Puck, Charger, Gateway) and daily supplies (disposable sensor-strips) to remotely monitor their residents via the Smardii App and Nursing Station web-based application.

Formed in Delaware on July 5th, 2016 by two (2) co-founders (then four (4)), the original business was named "i-diaper, LLC". Pursuant to the entry into share contribution agreements by the four (4) co-founders, it was then restructured under a top holding company named "Melius Health LLC", which sole purpose is to directly own equity into the Company. Over time, "i-diaper LLC" was renamed "Smardii, LLC", and was ultimately converted into a C-Corporation under the name "Smardii, Inc.", which is being used today.

Previous Offerings

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $1,000,000.00
Number of Securities Sold: 1,000,000
Use of proceeds: Research & Development
Date: July 24, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $914,000.00
Use of proceeds: Research & Development plus working capital
Date: April 13, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Class A Shares (RegCF)
Final amount sold: $173,155
Use of proceeds: Research & Development, working capital, operations/inventory
Date: December 9, 2021
Offering exemption relied upon: RegCF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Without revenue generation, we will be able to operate our business for a maximum of 12 months. This timeline could potentially be much shorter in case our vendor dispute mediation efforts do not yield any positive outcome, but instead lead us towards litigation, which we will not be able to afford considering our current cash position and other obligations.

Foreseeable major expenses based on projections:

Major expenses will be for research & development, supply chain optimization, and manufacturing activities/inventory.

Future operational challenges:

We foresee a slowdown in supply chain and an increase in pricing due to the COVID-19 situation. It will be difficult for the Company to meet the demand for our product as we have limited resources and manpower.

Future challenges related to capital resources:

Without enough capital, we will not be able to keep our R&D and technology vendors engaged, pay outstanding invoices, implement the necessary modifications and improvements to our product and supply chain, produce enough inventory, and deliver services to our current long-term care partners.

Future milestones and events:

Potentially having Smardi reimbursed by Medicare could have a positive significant impact. Lowering our COGS could have a significant positive impact as it will strenghen our value proposition and accelerate turning our current LOI partnerships into paid sales.

The next phase of pilot (paid pilot) could have a significant positive or negative impact on our future sales.

An increase in COGS could have a significant negative impact as our solution would become too expensive for our partners/customers to afford.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $106,511.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sebastien Gaddini
Amount Owed: $41,082.11 (including interests)
Interest Rate: 10.0%
Maturity Date: January 01, 2024
Convertible Multiple Advance Note $3mln valuation cap; 33.3% discount.

Creditor: Vikram Mehta
Amount Owed: $41,967.89 (including interests)

Interest Rate: 10.0%
Maturity Date: January 01, 2024
Convertible Multiple Advance Note $3mln valuation cap; 33.3% discount.

Creditor: LadyBugFive LLC (Mathieu Gaddini)
Amount Owed: $40,601.74 (including interests)
Interest Rate: 10.0%
Maturity Date: January 01, 2024
Convertible Multiple Advance Note $3mln valuation cap; 33.3% discount.

Creditor: Mrugesh Patel
Amount Owed: $55,676.60 (including interests)
Interest Rate: 10.0%
Maturity Date: January 01, 2024
Convertible Multiple Advance Note $3mln valuation cap; 33.3% discount.

Creditor: ALS Smardii, LLC
Amount Owed: $9,000.00
Interest Rate: 10.0%
Maturity Date: May 01, 2028
Convertible Multiple Advance Note $12mln valuation cap; 30% discount.

Creditor: Triple Ring Technologies
Amount Owed: $490,000.00
Interest Rate: 0.0%
Maturity Date: December 31, 2020
This is an R&D vendor's outstanding invoice. There is currently a dispute on the services and invoicing on which the parties are currently discussing under mediation. This could lead to a an $833,000 outstanding invoice, which we already accounting for and reported in our financial statements ending 12/31/2020.

Creditor: Morrison & Foerster LLP
Amount Owed: $170,210.00
Interest Rate: 0.0%
Maturity Date: December 31, 2021
These are past due invoices for legal/patent services

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sebastien Gaddini

Sebastien Gaddini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & President

Dates of Service: July 05, 2016 - Present

Responsibilities: Corporate Strategy (no cash compensation. Equity Owner)

Other business experience in the past three years:

Employer: Vistra

Title: Head of Legal & International Operations

Dates of Service: October 15, 2013 - January 05, 2020

Responsibilities: Oversight of teams' legal and operational assistance to corporate and fund clients on their international corporate needs

Name: Mathieu Gaddini

Mathieu Gaddini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer

Dates of Service: August 20, 2016 - Present

Responsibilities: In charge of the clinical aspect of the business. (no cash compensation. Equity Owner)

Position: Director

Dates of Service: July 22, 2019 - Present

Responsibilities: Board directorship (no cash compensation. Equity Owner)

Other business experience in the past three years:

Employer: Medical General Practice

Title: Partner

Dates of Service: July 04, 2006 - Present

Responsibilities: Internal Medicine General Practitioner

Name: Alpesh Patel

Alpesh Patel's current primary role is with Investor. Alpesh Patel currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January 01, 2020 - Present

Responsibilities: Member of the Board. (no cash compensation. Equity Owner)

Other business experience in the past three years:

Employer: Al's Quick Stop

Title: Owner

Dates of Service: January 01, 2010 - Present

Responsibilities: Owner

Name: John Welch

John Welch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer

Dates of Service: October 26, 2020 - Present

Responsibilities: Marketing, Sales, Customer Engagement. (no cash compensation, but compensated in SAFE $10,000 worth of SAFE per month)

Other business experience in the past three years:

Employer: Lutronic

Title: Director of Global Marketing

Dates of Service: January 01, 2019 - October 31, 2019

Responsibilities: Sales & Marketing

Other business experience in the past three years:

Employer: Dale Medical Products

Title: Executive VP & COO

Dates of Service: September 01, 2013 - December 31, 2018

Responsibilities: Sales, Marketing and Business Development

Name: Spiro Leunes

Spiro Leunes's current primary role is with Self-Employed. Spiro Leunes currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: November 01, 2020 - Present

Responsibilities: Finance. (no cash compensation, but compensated in SAFE $3,000 worth of SAFE per month)

Other business experience in the past three years:

Employer: Self-Employed

Title: Self-Employed

Dates of Service: December 15, 2020 - Present

Responsibilities: Owner

Other business experience in the past three years:

Employer: BDO

Title: Tax Partner

Dates of Service: August 01, 2019 - October 31, 2020

Responsibilities: Taxation, Life Sciences Lead

Other business experience in the past three years:

Employer: Withum

Title: Tax Partner

Dates of Service: December 01, 2016 - August 31, 2019

Responsibilities: Tax Partner

Name: Vikram Mehta

Vikram Mehta's current primary role is with MacKay Shields. Vikram Mehta currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July 05, 2016 - Present

Responsibilities: Board member

Other business experience in the past three years:

Employer: MacKay Shields

Title: Director

Dates of Service: January 01, 2021 - Present

Responsibilities: Marketing & Client Relations

Other business experience in the past three years:

Employer: Oaktree Capital

Title: Vice President

Dates of Service: January 01, 2013 - July 01, 2019

Responsibilities: Marketing and Client Relations

Name: Gregory Zaic

Gregory Zaic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July 01, 2021 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Ridgebury Associates LLC

Title: Sole Owner

Dates of Service: May 22, 2006 - Present

Responsibilities: Sole Owner

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Melius Health, LLC (owned by Sebastien Gaddini 32%, Mathieu Gaddini 32%, and Vikram Mehta 32%)
Amount and nature of Beneficial ownership: 1,800,000
Percent of class: 80.0

Title of class: Class B Common Stock
Stockholder Name: Melius Health, LLC (owned by Sebastien Gaddini 32%, Mathieu Gaddini 32%, and Vikram Mehta 32%)
Amount and nature of Beneficial ownership: 1,800,000
Percent of class: 80.0

Title of class: Preferred Stock
Stockholder Name: Melius Health, LLC (owned by Sebastien Gaddini 32%, Mathieu Gaddini 32%, and Vikram Mehta 32%)
Amount and nature of Beneficial ownership: 400,000
Percent of class: 80.0

Title of class: Class B Common Stock
Stockholder Name: ALS Smardii, LLC (owned 100% by Alpesh Patel)
Amount and nature of Beneficial ownership: 1,000,000

Percent of class: 20.0

RELATED PARTY TRANSACTIONS

Name of Entity: Sebastien Gaddini
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Multiple Advance Note
Material Terms: $27,851 at 10% interest; $3mln valuation cap; 33.3% discount.

Name of Entity: Vikram Mehta
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Multiple Advance Note
Material Terms: $28,351 at 10% interest; $3mln valuation cap; 33.3% discount.

Name of Entity: LadyBugFive, LLC
Names of 20% owners: Mathieu Gaddini
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Multiple Advance Convertible Note
Material Terms: $27,547 at 10% interest; $3mln valuation cap; 33.3% discount.

Name of Entity: Mrugesh Patel
Relationship to Company: Co-Founder (minority interest)
Nature / amount of interest in the transaction: Multiple Advance Convertible Note
Material Terms: $18,420 at 10% interest; $3mln valuation cap; 33.3% discount.

Name of Entity: ALS Smardii, LLC
Names of 20% owners: Alpesh Patel
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: 100
Material Terms: $9,000 in multiple advance convertible note, $12mln cap, 10% interest, 30% discount.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, SAFE $8mln/20%, SAFE 25mln/20%, SAFE $25mln/25%, SAFE $25mln/30%, SAFE $25mln/30%, SAFE $3mln/30%, SAFE $10mln/20%, Multiple Advance Convertible Note $3mln/33%/10%, and Multiple Advance Convertible Note $12mln/30%/10%. As part of the Regulation Crowdfunding raise, the Company will be offering up to 416,666 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 7,800,000 with a total of 1,800,000 outstanding.

Voting Rights

Class A Common Stock has one vote, unless being held by Founders or Alpesh Patel in which case it has ten votes.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

* Please also refer to Smardii's bylaws attached as Exhibit F.

Class B Common Stock

The amount of security authorized is 2,800,000 with a total of 2,800,000 outstanding.

Voting Rights

Class B Common Stock has ten votes.

Material Rights

* Please refer to Smardii's bylaws attached as Exhibit F.

Preferred Stock

The amount of security authorized is 400,000 with a total of 400,000 outstanding.

Voting Rights

Preferred Stock, designated as "Series FP Preferred Stock," has ten votes, unless reduced to one vote as provided in Article Fourth: B.6.4 in the Company's bylaws attached as Exhibit F.

Material Rights

* Please also refer to Smardii's bylaws attached as Exhibit F.

SAFE $8mln/20%

The security will convert into Class a common shares and the terms of the SAFE $8mln/20% are outlined below:

Amount outstanding: $391,750.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: min $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $8mln/20%.

SAFE 25mln/20%

The security will convert into Class a common shares and the terms of the SAFE 25mln/20% are outlined below:

Amount outstanding: $209,400.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE 25mln/20%.

SAFE $25mln/25%

The security will convert into Class a common shares and the terms of the SAFE $25mln/25% are outlined below:

Amount outstanding: $40,000.00

Interest Rate: %

Discount Rate: 25.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $25mln/25%.

SAFE $25mln/30%

The security will convert into Class b common shares and the terms of the SAFE $25mln/30% are outlined below:

Amount outstanding: $250,000.00

Interest Rate: %

Discount Rate: 30.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $25mln/30%.

SAFE $25mln/30%

The security will convert into Class a common shares and the terms of the SAFE $25mln/30% are outlined below:

Amount outstanding: $300,000.00

Interest Rate: %

Discount Rate: 30.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $25mln/30%.

SAFE $3mln/30%

The security will convert into Class a common shares and the terms of the SAFE $3mln/30% are outlined below:

Amount outstanding: $10,400.00

Interest Rate: %

Discount Rate: 30.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $3mln/30%.

SAFE $10mln/20%

The security will convert into Class a common shares and the terms of the SAFE $10mln/20% are outlined below:

Amount outstanding: $6,600.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $10mln/20%.

Multiple Advance Convertible Note $3mln/33%/10%

The security will convert into Founders preferred shares and the terms of the Multiple Advance Convertible Note $3mln/33%/10% are outlined below:

Amount outstanding: $93,919.00

Maturity Date: January 01, 2024

Interest Rate: 10.0%

Discount Rate: 33.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with Multiple Advance Convertible Note $3mln/33%/10%.

Multiple Advance Convertible Note $12mln/30%/10%

The security will convert into Class b common shares and the terms of the Multiple Advance Convertible Note $12mln/30%/10% are outlined below:

Amount outstanding: $9,000.00

Maturity Date: May 01, 2028

Interest Rate: 10.0%

Discount Rate: 30.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with Multiple Advance Convertible Note $12mln/30%/10%.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A Common Share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A Common Stock in the amount of up to 1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing remote patient monitoring. Our revenues are therefore dependent upon the market for remote patient monitoring.

We may never have an operational product or service

It is possible that there may never be an operational product or service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the development of Smardii and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Smardii, Inc (a.k.a. i-diaper, LLC) was formed on July 5th, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Smardii, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Smardii is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an IoMT business, we may be vulnerable to hackers who may access the data of our investors and customers using our services. Further, any significant disruption in service on Smardii, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our solution. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Smardii, Inc could harm our reputation and materially negatively impact our financial condition and business.

We are an early-stage company with a history of net losses, which we expect to continue, and we may not be able to achieve or sustain profitability in the future.

We have incurred net losses since our inception in July 2016 and we may continue to incur additional losses. The losses and accumulated deficit were primarily due to the substantial investments we made to develop and improve our business and product through research and development efforts and infrastructure improvements. Over the next several years, we expect to continue to devote substantially all of our resources to further research and development and marketing to increase adoption of our product. These efforts may prove to be more expensive than we currently anticipate and we may not succeed in increasing our revenue sufficiently to offset these higher expenses, or at all. In addition, as a public reporting company under Regulation CF, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Accordingly, we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability. Our failure to achieve and sustain profitability in the future could cause the market price of our common stock to decline and could have a material adverse effect on the viability of our company.

Our continuing as a going concern depends upon external sources of financing.

If we are not able to raise additional capital and we continue to experience operating losses, we will be unable to operate our business or continue as a going concern. Because we have generated no revenue, all expenditures during our development stage have been recorded as operating losses. The expected gross offering proceeds may never be realized. While we believe that the net proceeds from this offering will capitalize and sustain us to allow for the continued development and implementation of our business plan, if only a fraction of this offering is sold, or if certain assumptions contained in our business plan proves to be incorrect, we may have inadequate funds to fully develop and market our product and sustain business. Although we believe that the proceeds from this offering will be sufficient to help sustain our development process and business operations, there is no guarantee that we will raise all the funds needed to successfully execute our business plan.

We will require substantial additional funding, which we may not be able to secure on favorable terms, or at all, and our failure to obtain additional financing on acceptable terms and in a timely manner could force us to delay, reduce or eliminate our product development programs and commercialization efforts.

To date, we have financed our research and development activities primarily through net proceeds from the issuance of SAFEs, convertible notes, and Common Stock. We cannot guarantee that the net proceeds from this offering together with the foregoing sources of liquidity and cash flows from future operations alone will be sufficient to allow us to fund our business beyond the next 12 months. We expect capital expenditures and operating expenses to increase over the next several years as we expand our infrastructure, commercial operations and research and development activities. However, our future funding requirements will depend on many factors, including: actions taken by the U.S. Food and Drug Administration, or FDA, CMS and other regulatory authorities affecting our product and competitive products; the rate at which our product are adopted by end users; the possible reimbursement rates associated with our products through MACs or third party commercial payors; research and development costs of our current product, and our next generation products; the costs of hiring additional personnel and investing in infrastructure; the costs and other expenses incurred to satisfy our SEC reporting obligations as a public company; the degree of success we experience in commercializing our product and future products; the costs associated with expanding our manufacturing capabilities; our ability to secure contracts [with third-party payors] and coverage with additional commercial and government payors providing for reimbursement of our goods; the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights or defending against claims of infringement by others; and the costs of investing in additional lines of business. We may seek to raise additional capital through equity offerings, debt financings, collaborations or licensing arrangements. Additional funding may not be available to us on acceptable terms, or at all. If we raise funds by issuing equity or equity-linked securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings could impose significant restrictions on our operations. The incurrence of additional indebtedness or the issuance of certain preferred equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could materially and adversely affect our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to relinquish, or license to a third party on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves, or reserve certain opportunities for future potential arrangements when we might otherwise be able to achieve more favorable terms. In addition, we may be forced to work with a partner on one or more of our products or market development programs, which could lower the economic value of those programs to us. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may terminate or delay the development of one or more of our products, delay clinical trials necessary to market our products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize our products. If this were to occur, our ability to grow and support our business and to respond to market challenges could be significantly limited.

Our business is dependent upon the successful completion of research and development.

We believe that we are currently in the final stages of our product development. However, we can provide no assurances that our product will be ready for full commercial use and deployment on the timeline expected or at all. Any delays in the completion of product development, including but not limited to research & development, design verification, supply chain optimization, or else could materially and adversely affect our results of operations, cash flows, liquidity and the market price of our common stock. In addition, we intend to continually invest in additional research and development to improve our product even after it is released commercially. We believe that the success of our company will depend on our ability to introduce improvements to our product, and if we are unable to do so, it could have a material adverse effect on our results of operations, financial condition, cash flows, liquidity and the market price of our common stock.

Our business is dependent upon the reliability of digital health monitoring results.

Our product is comprised of (i) a reusable, rechargeable, waterproof electronic device called "Puck" that attaches to an adult incontinence protection, and physically connects to (ii) a disposable sensor-strip, which is self-applied inside any brand or type of adult incontinence garment. The sensors aim at capturing a wide range of biometric values, while the Puck is designed as a data processing tool. We also anticipate adding new features and functionality in the future. The reliability of the health data obtained will be key to our success, and although we believe our technology has proven to be accurate, we can provide no assurances that our device will provide accurate values. If our product does not produce accurate results, the viability of our business and our product will be materially and adversely impacted. From time to time, there may be claims made against us alleging that our products do not provide accurate measurements and data to users, including claims asserting that certain features of our products do not operate as advertised. Such reports and claims could result in negative publicity and, in some cases, require us to expend time and resources to defend litigation. If our products fail to provide accurate measurements and data to users, or if there are reports or claims of inaccurate measurements, claims of false advertisement, or claims of inaccuracy regarding the overall health benefits of our products in the future, we may become the subject of negative publicity, litigation, including class action litigation, regulatory proceedings, and warranty claims, and our brand, operating results, and business could be harmed.

Our business is dependent upon healthcare providers and consumers adopting our product, and if we fail to obtain broad adoption of our product, our business would be adversely affected.

We currently have limited brand recognition and operating history. As a result, our success will depend on our ability to educate physicians, caregivers, and other users regarding the benefits of our product over existing products, and to persuade them to deploy our product in their facilities or to use our product for themselves or their loved ones. We do not know if our product will be successful over the long term and market acceptance may be hindered if physicians, caregivers, and other users are not presented with compelling data demonstrating the efficacy of our product compared to alternative technologies. Any studies we, or third parties which we sponsor, may conduct comparing our product with alternative technologies will be expensive, time consuming and may not yield positive results. In order to gain market share in both the medical and retail markets, we may have to spend significant resources on marketing for our product, which could reduce the amount of resources we can devote to research and development to improve our product or develop new products. If we are unable to obtain broad adoption of our product, our results of operations, cash flows, liquidity, market price of our common stock and the ultimate viability of our business may be materially and adversely affected.

Adoption of our product by healthcare providers may be significantly impacted by their ability to be reimbursed for the use of our product by third party payors and the Centers for Medicare & Medicaid Services, or CMS.

Adoption of our product may be directly influenced by a number of factors, including the ability of healthcare providers to obtain sufficient reimbursement from third party commercial payors and CMS for the use of our product. The efficacy, safety, performance and cost-effectiveness of our product, on a stand-alone basis and relative to competing products, will determine the availability and level of reimbursement received by us and providers. We intend to seek to establish pricing contracts with third-party payors setting forth the reimbursement rates for us and providers. However, we can provide no assurances that we will successfully enter into these contracts or that these contracts will have reimbursement rates that are profitable to us. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors, and coverage and reimbursement for products can differ significantly from payor to payor. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products and to justify the level of coverage and reimbursement relative to other therapies, with no assurance that coverage and adequate reimbursement will be obtained. Third-party payors may also have difficulty in determining the appropriate coverage of our product candidates. To the extent there are any delays in determining such coverage or inadequate coverage and reimbursement for all aspects of our solution, it would adversely affect the market acceptance, demand and use of our product. Physicians may be reluctant to prescribe the use of our product by patients covered by non-contracted insurance policies because of the uncertainty surrounding reimbursement rates and the administrative burden of interfacing with patients to answer their questions and support their efforts to obtain adequate reimbursement for our product. If healthcare providers do not adopt and/or prescribe our product, it will have a material adverse effect on our results of operations, financial condition, cash flows and liquidity.

Reimbursement by CMS is highly regulated and subject to change; our failure to comply with applicable regulations could result in decreased revenue and may subject us to penalties or have a material adverse impact on our business.

With respect to elderly end-users, we intend to seek reimbursement for our product by CMS. CMS imposes extensive and detailed requirements on manufacturers of medical devices and providers of medical services, including but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims, how we operate our monitoring facilities and how and where we provide our monitoring solutions. Our failure to comply with applicable CMS rules could result in a non-reimbursement under the CMS payment programs, if already under a reimbursement program that becomes discontinued our business being required to return funds already paid to us, civil monetary penalties, criminal penalties and/or exclusion from the CMS programs. In addition, regional Medicare Administrative Contractors, or MACs, change from time to time, which may result in changes to reimbursement rates, increased administrative burden and reimbursement delays.

Changes in public health insurance coverage and CMS reimbursement rates for the Product could affect the adoption of the Product and our future revenue.

Government payors may change their coverage and reimbursement policies, as well as payment amounts, in a way that would prevent or limit reimbursement for our product, which would significantly harm our business. For example, government and other third-party payors require us to identify the service for which we are seeking reimbursement by using a Current Procedural Terminology, or CPT, code set maintained by the American Medical Association. We will need to secure CPT codes specific to our category of diagnostic monitoring. In addition, third-party payors often reimburse based on CMS reimbursement rates. To the extent CMS reduces its reimbursement rates for our product, third-party payors may reduce the rates at which they reimburse for our product, which could adversely affect our revenue. Determinations of which products will be reimbursed under Medicare can be developed at the national level through a national coverage determination, or an NCD, by CMS, or at the local level through a local coverage determination, or an LCD, by one or more of the regional MACs, which are private contractors that process and pay claims on behalf of CMS for different regions. In the absence of an NCD, as is the case with our product, the MAC with jurisdiction over a specific geographic region will have the discretion to make an LCD and determine the fee schedule and reimbursement rate within the region, and regional LCDs may not always be consistent in their determinations. We may be required to respond to potential changes in reimbursement rates for our products. Reductions in reimbursement rates, if enacted, could have a material adverse effect on our business. Further, a reduction in coverage by Medicare could cause some commercial third-party payers to implement similar reductions in their coverage or level of reimbursement of our product. Given the evolving nature of the healthcare industry and on-going healthcare cost reforms, we will be subject to changes in the level of Medicare coverage for our products, and unfavorable coverage determinations at the national or local level could adversely affect our business and results of operations. In addition, healthcare reform legislation or regulation may be proposed or enacted in the future that may adversely affect such policies and amounts. Changes in the healthcare industry directed at controlling healthcare costs could impair the use of Products. We cannot predict whether and to what extent existing coverage and reimbursement will continue to be available. If physicians, hospitals and clinics are unable to obtain adequate coverage and government reimbursement of our product, they are significantly less likely to use our product and our business and operating results would be harmed.

Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including our revenue, profitability and cash flow, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly and annual results may decrease the value of our common stock. Factors that may cause fluctuations in our quarterly and annual results include, without limitation: market acceptance of our product; our ability to get payors under contract at acceptable reimbursement rates; the availability of reimbursement for our product through government programs; our ability to attract new customers and improve our business with existing customers; results of our clinical trials/pilots and publication of studies by us, competitors or third parties; the timing and success of new product introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; our revenue recognition policy, which generally provides that we recognize revenue only upon the earlier of notification of payment or when payment is received; the amount and timing of costs and expenses related to the maintenance and expansion of our business and operations; changes in our pricing policies or those of our competitors; general economic, industry and market conditions; the regulatory environment; expenses associated with unforeseen product quality issues; timing of physician prescriptions and demand for our product; the hiring, training and retention of key employees, including our ability to expand our sales team; litigation or other claims against us for intellectual property infringement or otherwise; our ability to obtain additional financing; and advances and trends in new technologies and industry standards. The variability and unpredictability of our operating results or other operating metrics could result in our failure to meet investors' expectations for a particular period. If we fail to meet or exceed such expectations for these or any other reason, the market price of our common stock could be negatively impacted.

If third-party commercial payors do not provide any or adequate reimbursement, rescind or modify their reimbursement policies or delay payments for our product, or if we are unable to successfully negotiate reimbursement contracts, our commercial success could be compromised.

We intend to receive a portion of our revenue from third party private commercial payors, such as medical insurance companies. These commercial payors may reimburse our product at inadequate rates, suspend or discontinue reimbursement at any time or require or increase co-payments from patients. Any such actions could have a negative effect on our revenue and the revenue of providers prescribing our product. Physicians may not prescribe our product unless payors reimburse a substantial portion of the submitted costs, including the physician's, hospital's or clinic's charges related to the use of our product and the interpretation of results which may inform a diagnosis. There is significant uncertainty concerning third party reimbursement of any new product until a contracted rate is established. Reimbursement by a commercial payor may depend on a number of factors, including a payor's determination that the prescribed product is: not experimental or investigational; appropriate for the specific patient; cost effective; supported by peer-reviewed publications; and/or advocated by key opinion leaders. Since each payor makes its own decision as to whether to establish a policy concerning reimbursement or enter into a contract with us to set the price of reimbursement, seeking reimbursement on a payor-by-payor basis is a time consuming and costly process to which we expect to dedicate substantial resources. If we do not dedicate sufficient resources to establishing contracts with third-party commercial payors, the amount that we are reimbursed for our product may decline, our revenue may become less predictable, and we will need to expend more efforts on a claim-by-claim basis to obtain reimbursement for our product. A portion of our revenue will be derived from third-party commercial payors who will have pricing contracts with us, which means that the payor has agreed to a defined reimbursement rate for our product. Although these contracts are expected to provide a high degree of certainty to us, physicians and hospitals and clinics with respect to the rate at which our product will be reimbursed; these contracts also impose a number of obligations regarding billing and other matters, and our noncompliance with a material term of such contracts may result in termination of the contract and loss of any associated revenue. A portion of our revenue will be derived from third-party commercial payors without such contracts in place. Without a contracted rate, reimbursement claims for our product will often be denied upon submission, and we must appeal the denial. The appeals process is time consuming and expensive, and may not result in full or any payment. In cases where there is no contracted rate for reimbursement, it may be more difficult for us to acquire new accounts with physicians, hospitals and nursing homes. In addition, in the absence of a contracted rate, there is typically a greater out-of-network, co-insurance or co-payment requirement which may result in payment delays or decreased likelihood of full collection. In some cases involving non-contracted insurance companies, we may not be able to collect any amount or only a portion of the invoiced amount for our product. We expect to dedicate significant resources to establishing pricing contracts with non-contracted insurance companies; however, we can provide no assurance that we will be successful in obtaining such pricing contracts or that such pricing contracts will contain reimbursement for our product at rates that are favorable to us. If we fail to establish these contracts, we will be able to recognize revenue only upon the earlier of notification of payment or when payment is received. We may informally engage physicians, hospitals and nursing homes to help establish contracts with third-party payors who insure their patients. We cannot provide any assurance that such physicians, hospitals and nursing homes will help us establish contracts in the future. If we fail to establish contracts with more third-party payors it may adversely affect our ability to increase our revenue. In addition, a failure to enter into contracts could affect a physician's willingness to implement our product because of the administrative work involved in interacting with patients to answer their questions and help them obtain reimbursement for our product. If physicians are unwilling to implement or prescribe our product due to the lack of certainty and administrative work involved with patients covered by non-contracted insurance companies, or patients covered by non-contracted insurance companies are unwilling to risk that their insurance may charge additional out-of-pocket fees, our revenue could decline or fail to increase.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be materially and adversely affected.

Any growth that we experience in the future could provide challenges to our organization, requiring us to expand our sales personnel and manufacturing operations (internally or externally) and general and administrative infrastructure. In addition to the need to scale our operations capacity, future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. Rapid expansion in personnel could mean that less experienced people manufacture, market and sell our product and analyze the produced data, which could result in inefficiencies and unanticipated costs, reduced quality in our analytics reports and disruptions to our operations. As we seek to gain greater efficiency, we may expand the automated portion of our product and require productivity improvements from our technicians. Such improvements could compromise the quality of our analytics reports. In addition, rapid and significant growth may strain our administrative and operational infrastructure. Our ability to manage our business and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. The time and resources required to optimize our systems are uncertain, and failure to complete optimization in a timely and efficient manner could adversely affect our operations. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business could be materially and adversely affected.

If we are unable to support demand for our products, our business could suffer.

As demand for our products increase, we will need to continue to scale our manufacturing capacity and algorithm processing technology, expand customer service, billing and systems processes and enhance our internal quality assurance program. We will also need additional technicians and other personnel to process higher volumes of data. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate growth of our business. Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs of processing data or inability to meet increased demand. There can be no assurance that we will be able to perform our data analysis on a timely basis at a level consistent with demand, quality standards and physician expectations. If we encounter difficulty meeting market demand, quality standards or physician expectations, our reputation could be harmed and our business, prospects, results of operations and financial condition could be materially and adversely affected.

We have limited experience manufacturing our product in commercial quantities, which could harm our business.

Because we have only limited experience in manufacturing our product in commercial quantities, we may encounter production delays or shortfalls. Such production delays or shortfalls may be caused by many factors, including the following: changes to our production processes to accommodate this growth; changes in manufacturers; failure to maintain appropriate inventory; delays in completing validation and verification testing for our product, and for new controlled environment rooms at our manufacturing facilities (internal or external). delays caused by noncompliance with FDA regulations; and our inability to attract and maintain new employees. If we are unable to keep up with demand for our product, our revenue could be impaired and market acceptance for our product could be harmed. Our inability to successfully manufacture our products in sufficient quantities, or provide our analytics services in a timely manner, would have a material adverse effect on our business, results of operations and financial condition. Our manufacturing facilities and processes and those of our third-party suppliers may be subject to unannounced FDA and state regulatory inspections for compliance with the FDA's Quality System Regulation, or QSR. Developing and maintaining a compliant quality system is time consuming and expensive. Failure to maintain compliance with, or not fully complying with the requirements of the FDA and state regulators could result in enforcement actions against us or our third-party suppliers, which could include the issuance of warning letters, seizures, prohibitions on product sales, recalls and civil and criminal penalties, any one of which could significantly impact our manufacturing supply and impair our financial results.

We have limited control over our suppliers and logistics providers, which subjects us to significant risks, including the potential inability to obtain or produce quality products on a timely basis or in sufficient quantity.

We have limited control over our suppliers, third-party manufacturers and logistics providers, which subjects us to significant risks including the following: inability to obtain adequate supply in a timely manner or on commercially reasonable terms; interruption of supply resulting from modifications to, or discontinuation of, a supplier's operations; production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; inability of the manufacturer or supplier to comply with regulatory authorities; delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier's failure to consistently produce quality components; price fluctuations due to a lack of long-term supply arrangements with our suppliers for key components; inability to control the quality of products manufactured by third parties; delays in delivery by our suppliers due to changes in demand from us or their other customers Any significant delay or interruption in the supply of components or sub-assemblies, or our inability to obtain substitute components, sub-assemblies or materials from alternate sources at acceptable prices and in a timely manner could impair our ability to meet the demand for our product and harm our business; difficulties in establishing additional or alternative manufacturing relationships if we experience difficulties with our existing suppliers or logistic providers; suppliers may choose to limit or terminate their relationship with us; exposure to natural catastrophes, pandemics, political unrest, terrorism, labor disputes and economic instability resulting from disruption from trade from foreign countries in which our suppliers operate; misappropriation of intellectual property; and insolvency of suppliers. If there are defects in the manufacture of our products, we may face negative publicity, government investigations, and litigation, and we may not be fully compensated by our contract manufacturers for any financial or other liabilities that we suffer as a result.

We may rely on single suppliers for some of the materials used in our products, and if any of those suppliers are unable or unwilling to produce these materials or supply them in the quantities that we need at the quality we require, we may not be able to find replacements or transition to alternative suppliers before our business is materially impacted.

We may rely on single suppliers for the supply of materials that we use to manufacture our product. These components and materials are critical and there are relatively few alternative sources of supply. We have not qualified additional suppliers for some of these components and materials and we do not carry a significant inventory of these items. While we believe that alternative sources of supply may be available, we cannot be certain whether they will be available if and when we need them and that any alternative suppliers would be able to provide the quantity and quality of components and materials that we would need to manufacture our product if our existing suppliers were unable to satisfy our supply requirements. To utilize other supply sources, we would need to identify and qualify new suppliers to our quality standards, which could result in manufacturing delays and increase our expenses. Any supply interruption could limit our ability to manufacture our products and could therefore harm our business, financial condition and results of operations. If our current suppliers and any alternative suppliers do not provide us with the materials we need to manufacture our products, if the materials do not meet our quality specifications, or if we cannot obtain acceptable substitute materials, an interruption in our analytics could occur. Any such interruption may significantly affect our business and results of operations and harm our relations and reputation with healthcare providers and consumers in general.

If our manufacturing facility (internal or external) becomes damaged or inoperable, or if we are required to vacate a facility, we may be unable to manufacture our product or we may experience delays in production or an increase in costs which could adversely affect our results of operations.

We may manufacture and assemble our product in only one or very few location(s). Our products are comprised of components sourced from a variety of contract manufacturers, with final assembly to be completed at one facility. Our facility and equipment, or those of our suppliers and manufacturers, could be harmed or rendered inoperable by pandemics, natural or man-made disasters, including fire, earthquake, terrorism, flooding and power outages. Any of these may render it difficult or impossible for us to manufacture products for some period of time. If our facility is inoperable for even a short period of time, the inability to manufacture our product, and the interruption in research and development of any future products, may result in harm to our reputation, increased costs, the loss of orders and lower revenue. Furthermore, it could be costly and time consuming to repair or replace our facilities and the equipment we use to perform our research and development work and manufacture our products.

If we fail to increase our sales and marketing capabilities and develop broad brand awareness in a cost effective manner, our growth will be impeded and our business may suffer.

We plan to continue to expand and optimize our sales and marketing infrastructure in order to increase our customer base and our business. Identifying and recruiting qualified personnel and training them in the application of our product, on applicable federal and state laws and regulations and on our internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Our business may be harmed if our efforts to expand and train our sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue. Our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing efforts. We plan to dedicate significant resources to our marketing programs. Our business may be harmed if our marketing efforts and expenditures do not generate a corresponding increase in revenue. In addition, we believe that developing and maintaining broad awareness of our brand in a cost effective manner is critical to achieving broad acceptance of our product and penetrating new accounts. Brand promotion activities may not generate patient or physician awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the physician acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of our product.

Billing for our product may become complex, and we may have to dedicate substantial time and resources to the billing process.

Billing for medical products and facilities services is complex, time consuming and expensive. Depending on the billing arrangement and applicable law, we may bill several types of payors, including CMS, third-party commercial payors, institutions and patients, which may have different billing requirements procedures or expectations. We also must bill patient co-payments, co-insurance and deductibles. We face risk in our collection efforts, including potential write-offs of doubtful accounts and long collection cycles, which could adversely affect our business, financial condition and results of operations. Several factors make the billing and collection process uncertain, including: differences between the submitted price for our product and the reimbursement rates of payors; compliance with complex federal and state regulations related to billing CMS; differences in coverage among payors and the effect of patient co-payments, co-insurance and deductibles; and differences in information and billing requirements among payors. incorrect or missing patient history, indications or billing information. Additionally, our billing activities require us to implement compliance procedures and oversight, train and monitor our employees and undertake internal review procedures to evaluate compliance with applicable laws, regulations and internal policies. Payors also conduct audits to evaluate claims, which may add further cost and uncertainty to the billing process. These billing complexities, and the related uncertainty in obtaining payment for our product, could negatively affect our revenue and cash flow, our ability to achieve profitability, and the consistency and comparability of our results of operations.

We may rely on a third-party billing company to transmit and pursue claims with payors in case our product is being reimbursed, and any delay in transmitting or pursuing claims could have a material adverse effect on our revenue.

While we may manage the overall processing of claims, we may rely on a third-party vendor to transmit the majority of our claims to payors, and pursue most claim denials. If claims for our product are not submitted to payors on a timely basis, not properly adjudicated upon a denial, or if we are required to switch to a different claims processor, we may experience delays in our ability to process receipt of payments from payors, which would have a material adverse effect on our business, results of operations, financial condition and cash flows.

The market for health monitoring solutions is highly competitive. If our competitors are able to develop or market monitoring products that are more effective, or gain greater acceptance in the marketplace, than any products we develop, our commercial opportunities will be reduced or eliminated.

The market for health monitoring products is evolving rapidly and becoming increasingly competitive. Our product and analytics services compete with a variety of products that provide alternatives for health monitoring. Our ability to compete effectively depends on our ability to distinguish our company and our product from our competitors and their products, and includes such factors as: safety and efficacy; acute and long-term outcomes; ease of use; price; acceptance by healthcare providers and consumers; and potentially third party reimbursement. There are also several small start-up companies trying to compete in the smart diaper / health monitoring space. Future competition could also come from makers of wearable fitness products or large information technology companies focused on improving healthcare. These competitors and potential competitors may introduce new products that compete with our product. Many of our competitors and potential competitors have significantly greater financial and other resources than we do and have well-established reputations, broader product offerings, and worldwide distribution channels that are significantly larger and more effective than ours. If our competitors and potential competitors are better able to develop new health monitoring solutions than us, or develop more effective or less expensive health monitoring solutions, they may render our current product obsolete or non-competitive. Competitors may also be able to deploy larger or more effective sales and marketing resources than we currently have. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations.

Our ability to compete depends on our ability to innovate successfully.

The market for health monitoring devices is competitive, dynamic, and marked by rapid and substantial technological development and product innovation. There are few barriers that would prevent new entrants or existing competitors from developing products that compete directly with ours. Demand for our product and future related products could be diminished by equivalent or superior products and technologies offered by competitors. If we are unable to innovate successfully, our products could become obsolete and our revenue would decline as our customers purchase our competitors' products. In order to remain competitive, we must continue to develop new product offerings and enhancements to our product. We can provide no assurance that we will be successful in monetizing our product, developing new products or commercializing them in ways that achieve market acceptance. In addition, if we develop new products, sales of those products may reduce revenue generated from our existing products. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop new products, applications or features or improve our algorithms due to constraints, such as insufficient cash resources, high employee turnover, inability to hire personnel with sufficient technical skills or a lack of other research and development resources, we may not be able to maintain our competitive position compared to other companies. Furthermore, many of our competitors devote a considerably greater amount of funds to their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

The clinical acceptance of our product depends upon maintaining strong working relationships with physicians and caregivers.

The development, marketing, and sale of our product depends upon our ability to develop and maintain strong working relationships with physicians, caregivers, and other key opinion leaders. We rely on these professionals' knowledge and experience for the development, marketing and sale of our products. Among other things, physicians and caregivers assist us in clinical trials, pilots, and product development matters and may provide public presentations at trade conferences regarding our product. If we cannot maintain our strong working relationships with these professionals and continue to receive their advice and input, the development and marketing of our product could suffer, which could harm our business, financial condition and results of operations. The medical device industry's relationship with physicians and caregivers is under increasing scrutiny by the Health and Human Services Office of the Inspector General, or OIG, the Department of Justice, or DOJ, state attorneys general, and other foreign and domestic government agencies. Our failure to comply with laws, rules and regulations governing our relationships with physicians, or an investigation into our compliance by the OIG, DOJ, state attorneys general or other government agencies, could significantly harm our business.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success depends largely on the continued services of key members of our executive management team and others in key management positions. For example, their services are essential to formulating and executing our business plan and to ensuring the continued research and development, operations and integrity of financial reporting within our company. In addition, the services provided by our contracted advisors and vendors on our hardware and software are key to our growth and success. Our contractors and employees may terminate their employment with us at any time. If we lose one or more key people, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategy. We do not currently maintain key person life insurance policies on these or any of our employees. In addition, our research and development programs and clinical operations depend on our ability to attract and retain highly skilled personnel and technicians. We may not be able to attract or retain qualified technicians in the future due to the competition for qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees and/or contractors with appropriate qualifications. Many of the companies with which we may compete for experienced personnel have greater resources than us. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees, particularly in the United States, often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, either because we are a public company or otherwise, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

International expansion of our business exposes us to market, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

Our business strategy includes international expansion, primarily through distributorships and co-licensing agreements and may include establishing and maintaining physician outreach and education capabilities outside of the United States and expanding our relationships with international payors. Doing business internationally involves a number of risks, including: multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses; obtaining regulatory approvals where required for the sale of our products in various countries; requirements to maintain data and the processing of that data on servers located within such countries; complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems; logistics and regulations associated with shipping and returning the product following use; limits on our ability to penetrate international markets if we are required to produce the product locally; financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the effect of local and regional financial pressures on demand and payment for our products and exposure to foreign currency exchange rate fluctuations; natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, boycotts, curtailment of trade and other market restrictions; and regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977, or FCPA, U.K. Bribery Act of 2010 and comparable laws and regulations in other countries. Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.

Our relationships with business partners may subject us to an increased risk of litigation.

As we expand our business, if we cannot successfully manage the challenges presented by new markets and our relationships with new business partners within those markets, our expansion activities may be adversely affected and we may become subject to an increased risk of litigation. We may become involved in disputes relating to our products, service contracts and business relationships. Such disputes include litigation against persons whom we believe have infringed on our intellectual property, infringement litigation filed against us, litigation against a competitor or litigation filed against us by distributors or service providers resulting from a breach of contract or other claim. Any of these disputes may result in substantial costs to us, judgments, settlements and diversion of our management's attention, which could materially and adversely affect our business, financial condition or operating results. There is also a risk of adverse judgments, as the outcome of litigation in foreign jurisdictions can be inherently uncertain.

Our proprietary data analytics engine may not operate properly, which could damage our reputation, give rise to claims against us or divert our resources from other purposes, any of which could harm our business and operating results.

The continuous development, maintenance and operation of our machine-learned backend data analytics engine is expensive and complex, and may involve unforeseen difficulties, including material performance problems, undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary algorithms from operating properly. If our data analytics platform does not function reliably or fails to meet physician, user, or payor expectations in terms of performance, customers and physicians may stop using our product and payors could attempt to cancel their contracts with us. Any unforeseen difficulties we encounter in our existing or new software, cloud-based applications and analytics services, and any failure by us to identify and address them could result in loss of revenue or market share, diversion of development resources, injury to our reputation and increased service and maintenance costs. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could materially and adversely affect our business, results of operations and financial condition.

Security breaches, loss of data and other disruptions could compromise sensitive information that we collect, store, process, and use related to our business or patients, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we and any potential third party provider, collect, store, process and use sensitive data, including legally-protected personally identifiable health information about patients in the United States and abroad (including Europe and Asia). We also process and store, and use additional third parties to process and store, sensitive intellectual property and other proprietary business information, including that of our customers, payors and collaborative partners. Our patient information is encrypted but not de-identified. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based computing center systems. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information. We are highly dependent on information technology networks and systems, including the internet and services hosted by third parties, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns, or unauthorized disclosure or modifications of confidential information involving patient health information to become publicly available. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, may be vulnerable to attacks by hackers or viruses or breaches due to employee error, malfeasance or other disruptions. While we have implemented data privacy and security measures that we believe are compliant with applicable privacy laws and regulations, some confidential and protected health information is transmitted to us by third parties, who may not implement adequate security and privacy measures. A security breach or privacy violation that leads to disclosure or modification of, or prevents access to, patient information, including protected health information, could harm our reputation, compel us to comply with disparate state breach notification laws, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, we may be unable to provide our product and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm. Any such breach or interruption of our systems, or any of our third party information technology partners, could compromise our networks or data security processes and sensitive information could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of patient information, such as the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the European Union Data Protection Directive, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform our services, bill payors or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our current and future solutions and engage in other patient and clinician education and outreach efforts. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could materially and adversely affect our business and competitive position. In addition, the interpretation and application of consumer, health-related and data protection laws, rules and regulations in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws, rules and regulations may be interpreted and applied in a manner that is inconsistent with our practices or those of our distributors and partners. If we (or these third parties) are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business.

The use, misuse or off-label use of our product may result in injuries that lead to product liability suits, which could be costly to our business.

The use, misuse or off-label use of our product may in the future result in outcomes and complications potentially leading to product liability claims. We may in the future receive product liability or other claims with respect to our product. In addition, if our product is defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to costly litigation initiated by residents, patients, customers, physicians, or the hospitals and clinics where physicians using our product work, or their patients. Product liability claims are especially prevalent in the medical device industry and could harm our reputation, divert management's attention from our core business, be expensive to defend and may result in sizable damage awards against us. Although we will maintain product liability insurance, we may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation, significantly increase our expenses, and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, which could materially and adversely harm our results of operation and financial condition.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to, among other things, the expected growth in the United States and global diaper markets may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not increase our business at a similar rate, or at all. Our growth is subject to many factors, including whether the market for wearable (IoT) health monitoring solutions continues to improve, the rate of market acceptance of our product as compared to the products of our competitors and our success in implementing our business strategies, each of which is subject to many risks and uncertainties.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, applications or technologies that we believe could complement or expand our ambulatory cardiac monitoring solutions portfolio, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment. To date, the growth of our operations has been largely organic, and we have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to provide our product.

The IoT/wearable/medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties' trade secrets. Additionally, our products include hardware and software components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products or to use product names. We may become a party to patent or trademark infringement or trade secret related disputes or litigation as a result of these and other third party intellectual property rights being asserted against us. The defense and prosecution of these matters are both costly and time consuming. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third party's patent or trademark or of misappropriating a third party's trade secret. Further, if such intellectual property infringement, misappropriation or other violation are successfully asserted against us, this may harm our business and result in injunctions preventing us from manufacturing and selling our products, the payment of license fees and damages and the payment of attorney fees and court costs. In addition, if we are found to willfully infringe third party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our product to avoid infringement. Similarly, interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office (the USPTO), may be necessary to determine priority with respect to our patents and patent applications. We may also become involved in other proceedings, such as reexamination, inter-partes review, post-grant review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our product or using product names, which would have a significant adverse impact on our business. Additionally, we may need to commence proceedings against others to enforce our patents or trademarks, to protect our trade secrets or know how, or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products or from using product names that are the same or similar to ours, and our business may be harmed as a result. We may use certain open source software in our product. We may face claims from companies that incorporate open source software into their products or from open source licensors, claiming ownership of, or demanding release of, the source code, the open source software or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to cease offering our product unless and until we can re-engineer it to avoid infringement. This re- engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. These risks could be difficult to eliminate or manage, and, if not addressed, could harm our business, financial condition and operating results.

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

In order to remain competitive, we must develop and maintain protection of the proprietary aspects of our technologies. We may rely on a combination of patents, copyrights, trademarks, trade secret laws and confidentiality and invention assignment agreements with employees and third parties to protect our intellectual property rights. As of April 20, 2021 we have filed one (1) trademark, and two (2) provisional patents with the USPTO, followed by PCT (Patent Cooperation Treaty) applications in Australia, Canada, Europe, India, and Japan. We have entered Track 1 national phase on one of these patent applications. We rely, in part, on our ability to obtain and maintain patent protection for our proprietary products and processes. The process of applying for and obtaining a patent is expensive, time consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. Our patent applications may not result in issued patents and our patents may not be sufficiently broad or narrow to protect our technology. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid or unenforceable; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we are eventually granted valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

We rely heavily on trade secrets as well as invention assignment and confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others to protect our algorithms, utility, design, and other aspects of our product. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of these confidentiality agreements and other contractual restrictions. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that employees, consultants, vendors and clients have executed such agreements or have not breached or will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. We may also employ individuals who were previously or are concurrently employed at research institutions or other medical device companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former or concurrent employers, or that patents and applications we have filed to protect inventions of these employees, even those related to one or more of our products, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. To the extent our intellectual property protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our product, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business. Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

If our trademarks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, tradenames and brand names, such as our registered trademark "Smardii," to distinguish our products from the products of our competitors, and have registered or applied to register these trademarks. We cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also may affect patent litigation. These also include provisions that switched the United States from a "first-to-invent" system to a first inventor to file system, allow third party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Under a a first inventor to file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether a third party had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first inventor to file provisions, only became effective in 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenue and operating results.

Healthcare laws and regulations change frequently and may change significantly in the future. We may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our revenue and operating results, or that the healthcare regulatory environment will not change in a way that restricts our operations. In addition, there is risk that the U.S. Congress may implement changes in laws and regulations governing healthcare service providers, including measures to control costs, or reductions in reimbursement levels, which may adversely affect our business and results of operations. Government payors, such as CMS, as well as insurers, have increased their efforts to control the cost, utilization and delivery of healthcare services. From time to time, the U.S. Congress has considered and implemented changes in the CMS fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement by CMS for services or changes in policy regarding coverage of tests or other requirements for payment, such as prior authorization or a physician or qualified practitioner's signature on test requisitions, may be implemented from time to time. Reductions in the reimbursement rates and changes in payment policies of other third party payors may occur as well. Similar changes in the past have resulted in reduced payments as well as added costs and have added more complex regulatory and administrative requirements. Further changes in federal, state, local and third party payor regulations or policies may have a material adverse impact on our business. Actions by agencies regulating insurance or changes in other laws, regulations, or policies may also have a material adverse effect on our business.

If we fail to comply with healthcare and other governmental regulations, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected.

The products we offer are highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Our arrangements with physicians, hospitals and clinics may expose us to broadly applicable fraud and abuse and other laws and regulations that may restrict the financial arrangements and relationships through which we market, sell and distribute our products. Our employees, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. Federal and state healthcare laws and regulations that may affect our ability to conduct business, include, without limitation: federal and state laws and regulations regarding billing and claims payment applicable to our product and regulatory agencies enforcing those laws and regulations; the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the CMS programs; the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government; federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; the FCPA, the U.K. Bribery Act of 2010, and other local anti-corruption laws that apply to our international activities; the federal Physician Payment Sunshine Act, or Open Payments, created under the Affordable Care Act (as defined below), and its implementing regulations, which requires manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the U.S. Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to licensed physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information; HIPAA also created criminal liability for knowingly and willfully falsifying or concealing a material fact or making a materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; the federal physician self-referral prohibition, commonly known as the Stark Law; State law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third party payor, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or Affordable Care Act, was enacted in 2010. The Affordable Care Act, among other things, amends the intent requirement of the federal Anti- Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our activities could be subject to challenge under one or more of such laws. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. We may be subject to private "qui tam" actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties, currently set at $5,500 to $11,000 per false claim. Although we have adopted policies and procedures designed to comply with these laws and regulations and conduct internal reviews of our compliance with these laws, our compliance is also subject to governmental review. The growth of our business and sales organization and our expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil, and administrative penalties, damages, fines, imprisonment, for individuals, exclusion from participation in government programs, such as Medicare and Medicaid, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

If we fail to obtain and maintain necessary regulatory clearances or approvals for our product, or if clearances or approvals for future products and indications are delayed or not issued, our commercial operations would be harmed.

Our product may be subject to extensive regulation by the FDA in the United States and by regulatory agencies in other countries where we do business. Government regulations specific to medical devices are wide ranging and govern, among other things: product design, development and manufacture; laboratory, preclinical and clinical testing, labeling, packaging, storage and distribution; premarketing clearance or approval; record-keeping; product marketing, promotion and advertising, sales and distribution; and post-marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals. Before a new medical device or service, or a new intended use for an existing product or service, can be marketed in the United States, a company must first submit and receive either 510(k) clearance or premarketing approval from the FDA, unless an exemption applies. Either process can be expensive, lengthy and unpredictable. We may not be able to obtain the necessary clearances or approvals or may be unduly delayed in doing so, which could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for our product, which may limit the market for our product. Even though we obtain 510(k) clearance to market our product, our clearance can be revoked if safety or efficacy problems develop. In addition, we are required to file various reports with the FDA, including reports required by the medical device reporting regulations, or MDRs, that require that we report to the regulatory authorities if our product may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business. If we initiate a correction or removal for our product to reduce a risk to health posed by our product, we would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our product. Furthermore, the submission of these reports could be used by competitors against us and cause customers and physicians to delay or cancel purchase orders, which could harm our reputation. The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of our products to ensure that the claims we make are consistent with our regulatory clearances, that there is adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions. The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions: adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties; repair, replacement, refunds, recall or seizure of our products operating restrictions, partial suspension or total shutdown of production; denial of our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products; withdrawal of 510(k) clearance or premarket approvals that have already been granted; or criminal prosecution. If any of these events were to occur, our business and financial condition could be materially or adversely affected.

Material modifications to our product may require new 510(k) clearances, CE Marks or other premarket approvals or may require us to recall or cease marketing our products until clearances are obtained.

Material modifications to the intended use or technological characteristics of our product will require new 510(k) clearances, premarket approvals or CE Mark grants, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Based on FDA published guidelines, the FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, the FDA can review a manufacturer's decision. Any modification to an FDA cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our product in a timely fashion, or at all. Delays in obtaining required future clearances would harm our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

If we or our suppliers fail to comply with the FDA's QSR or the European Union's Medical Device Directive, our manufacturing or distribution operations could be delayed or shut down and our revenue could suffer.

Our manufacturing and design processes and those of our third party suppliers are required to comply with the FDA's QSR and the EU's Medical Device Directive, or MDD, both of which cover procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our product. We are also subject to similar State requirements and licenses, and to ongoing ISO 13485 compliance in all operations, including design, manufacturing, and service, to maintain our CE Mark. In addition, we must engage in extensive recordkeeping and reporting and must make available our facilities and records for periodic unannounced inspections by governmental agencies, including the FDA, state authorities, EU Notified Bodies and comparable agencies in other countries. If we fail a regulatory inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our manufacturing or product distribution operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our product and cause our revenue to decline. We may be registered with the FDA as a medical device specifications developer and manufacturer. The FDA has broad post-market and regulatory enforcement powers. We may be subject to unannounced inspections by the FDA and the Food and Drug Branch of the Department of Public Health, or CDPH, to determine our compliance with the QSR and other regulations at both our design and manufacturing facilities, and these inspections may include the manufacturing facilities of our suppliers. We may also be registered with the EU as a medical device developer, manufacturer and service operator. If subject to those regulations, we can provide no assurance that we will remain in compliance with the QSR or MDD. If the FDA, CDPH or the European authorities inspect any of our facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management and if we experience a delay at our manufacturing facility we may be unable to produce our product, which would harm our business.

Our product may in the future be subject to product recalls that could harm our reputation.

The FDA and similar governmental authorities in other countries have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. Recalls of our product would divert managerial attention, be expensive, harm our reputation with customers and harm our financial condition and results of operations. A recall announcement would also negatively affect our stock price.

Healthcare reform measures could hinder or prevent our product's commercial success.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could harm our future revenue and profitability. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, the Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The Affordable Care Act, among other things, imposes an excise tax of 2.3% on the sale of most medical devices, which could include ours. Although this excise tax has temporarily been suspended for two years beginning on January 1, 2016, any failure to pay this amount if it becomes due in the future could result in an injunction on the sale of our products, fines and penalties. We cannot assure you that the Affordable Care Act, as currently enacted or as amended in the future, will not harm our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business. There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may harm: our ability to set a price that we believe is fair for our product; our ability to generate revenue and achieve or maintain profitability; and the availability of capital.

Compliance with environmental laws and regulations could be expensive, and failure to comply with these laws and regulations could subject us to significant liability.

Our research and development and manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment and disposal of products containing hazardous substances. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive and noncompliance could result in substantial liabilities, fines and penalties, personal injury and third party property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.

The offering price of our Common Stock was determined by our management team and does not necessarily reflect the value of the Company, our assets or our business.

The offering price of our Common Stock was determined by our management team and is not based on book value, assets, earnings or any other recognizable standard of value. We established the offering price after considering such matters as the state of our business development and the general condition of, and opportunities present in, the industry in which we operate. No assurance can be given that the shares of Common Stock offered hereby, or any portion thereof, could be sold for the offering price or for any amount. If profitable results are not achieved from our operations, of which there can be no assurance, the value of our Common Stock sold pursuant to this offering circular will fall below the offering price and could become worthless. Prospective investors should not consider the offering price of the Common Stock as indicative of their actual value. The offering price bears little relationship to our assets, net worth, or any other objective criteria.

Our Common Stock will have a limited trading market and the price of our Common Stock may fluctuate based on a number of factors, many of which are out of our control.

There is no established trading market for our Common Stock, and we can provide no assurances that our Common Stock will be listed on a securities exchange or quoted on any automated dealer quotation system. As a result, an active trading market for our common stock may not develop or be sustained. Accordingly, we can provide no assurances as to the liquidity of any markets that develop, the ability of the holders of our Common Stock to sell their shares or the prices at which stockholders may be able to sell their shares. The trading market in our Common Stock may also be adversely effected by a number of factors including without limitation: periodic fluctuations in our revenue, due in part to the way in which we recognize revenue; the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections; general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors; changes in reimbursement by potential payors; changes in operating performance and stock market valuations of other technology companies generally, or those in the medical device industry in particular; actual or anticipated changes in regulatory oversight of our products; the results of our clinical trials/pilots; the loss of key personnel, including changes in our board of directors and management; legislation or regulation of our market; lawsuits threatened or filed against us, or conflict with a vendor/supplier/customer/employee/consultant, or any other third party; the announcement of new products or product enhancements by us or our competitors; announced or completed acquisitions of businesses or technologies by us or our competitors; announcements related to patents issued to us or our competitors and related litigation; and developments in our industry. In addition, the stock prices of many companies in the IoT/wearable sensors/digital health/medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition, reputation and cash flows. These factors may materially and adversely affect the market price of our common stock.

If we raise substantially less than the maximum amount in this offering our ability to complete our research and development and bring our product to market will be materially or adversely affected.

Our Common Stock is being offered on a "best-efforts maximum" basis and no individual, firm or corporation has agreed to purchase any of our Common Stock in this offering. If we raise substantially less than the maximum amount of funds in this offering, we will not have as much capital to invest in research and development, which could delay our ability to bring our product to market.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After giving effect to this offering, our directors, founders, and key holders will hold a significant percentage of the total voting rights in the Company. As a result, these stockholders, if they act together, will be able to exert significant influence over the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our Common Stock and may not be in the best interests of our other stockholders.

We will have broad discretion in the use of net proceeds from this offering.

We intend to use the net proceeds from this offering to expand our salesforce and operations, increase our research and development activities, conduct or sponsor clinical studies and trials, promote international expansion, and provide for working capital and other general corporate purposes, including the potential repayment of indebtedness. Within those categories, our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management's specific intentions.

Future offerings of debt or equity securities, which may rank senior to our Common Stock, may adversely affect the market price of our Common Stock.

If we decide to issue debt securities in the future, which would rank senior to our Common Stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Common Stock and may result in dilution to owners of our Common Stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or preferred equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Stock will bear the risk of our future offerings reducing the market price of our Common Stock and diluting the value of their Common Stock.

We cannot guarantee that we will sell any specific number of shares of Common Stock shares in this offering .

There is no commitment by anyone to purchase all or any part of the shares of Common Stock Shares offered hereby and, consequently, we can give no assurance that all of the shares of common stock offered will be sold. Additionally, there is no underwriter for this offering; therefore, you will not have the benefit of an underwriter's due diligence efforts that would typically include the underwriter being involved in the preparation of this Offering circular and the pricing of our common stock offered hereby. Therefore, there can be no assurance that this Offering will be successful or that we will raise enough capital from this offering to further our research and development in a meaningful manner. Finally, prospective investors should be aware that we reserve the right to withdraw, cancel, or modify this Offering at any time without notice, to reject any subscription in whole or in part, or to allot to any prospective purchaser fewer shares of common stock than the number for which he or she subscribed.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and Delaware law, could discourage a change in control of our company or a change in our management.

Our amended and restated certificate of incorporation and bylaws contain provisions that may enable our management to resist a takeover. These provisions may include: advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholders' notice; the vote of our founders is required for amending certain provisions of our amended and restated certificate of incorporation and bylaws; the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer; allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors, even if less than a quorum, except as otherwise required by law; limiting the forum to Delaware for certain litigation against us; or limiting the persons that can call special meetings of our stockholders to our board of directors, the president, or one or more stockholders holding shares in the aggregate entitled to case at least 10% of the votes entitled to vote at the meeting. These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of Common Stock and limit the price that investors might be willing to pay in the future for shares of our Common Stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. See "Description of Capital Stock."

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, which will become effective prior to the completion of this offering , provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law or our amended and restated certificate of incorporation or bylaws or any state or Federal securities law or (iv) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and operating results.

We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of our stock.

We have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. In addition, future loan agreements may limit our ability to, among other things, pay dividends or make other distributions or payments on account of our common stock, in each case subject to certain exceptions. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if you sell our common stock after our stock price appreciates.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Reg CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Reg CF issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Investors purchasing our Common Stock in this offering will experience immediate and substantial dilution.

Our initial public offering price is substantially higher than the book value per share of our Common Stock. If you purchase Common Stock in this offering, you will incur immediate dilution in net tangible book value per share of Common Stock. Investors will incur additional dilution upon the exercise of stock options and warrants, SAFE, convertible notes, or any other instruments.

Because we do not currently have an audit committee, compensation committee or any other form of corporate governance committee, shareholders will have to rely on our directors, none of whom is independent, to perform these functions.

We do not have an audit committee, compensation committee or any form of corporate governance committees comprised of an independent director. The Board performs these functions as a whole and no member of our board of directors is an independent director. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Smardii, Inc

By   /s/ *SEBASTIEN GADDINI*

   Name: <u>Smardii, Inc</u>

   Title: PRESIDENT

Exhibit A

FINANCIAL STATEMENTS

SMARDII INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar year ending December 31st, 2021

Smardii Inc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking SVB	106,511.05
Wells Fargo Simple Business Checking (3398)	0.00
Total Bank Accounts	**$106,511.05**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due from Jana Whitehouse	864.28
Due from Mathieu Gaddini	0.00
Due from Mrugesh Patel	0.00
Due from Sebastien Gaddini	0.00
Due from Vikram Mehta	0.00
Prepaid Expenses	
KOPIS Software Development	20,464.10
Total Prepaid Expenses	**20,464.10**
Uncategorized Asset	0.00
Total Other Current Assets	**$21,328.38**
Total Current Assets	**$127,839.43**
Fixed Assets	
Equipment	8,327.23
Total Fixed Assets	**$8,327.23**
TOTAL ASSETS	**$136,166.66**

Smardii Inc

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,264,718.27
Total Accounts Payable	**$1,264,718.27**
Credit Cards	
AMEX (1000) - Mrugesh Patel	0.00
AMEX (1004) - Vikram Mehta	0.00
Chase INK (4903) - Mrugesh Patel	0.00
Chase INK (9771) - Vikram Mehta	260.26
Credit Card	-1,764.22
Sebastien's Credit Card SVB	29.00
Wells Fargo Visa (5444) - Vikram Mehta	0.00
Total Credit Cards	**$ -1,474.96**
Total Current Liabilities	**$1,263,243.31**
Long-Term Liabilities	
Convertible Notes - LadyBugFive, LLC	40,581.74
Convertible Notes - Mrugesh Patel	55,676.60
Convertible Notes - Sebastien Gaddini	41,082.11
Convertible Notes - Vikram Mehta	41,967.89
Total Long-Term Liabilities	**$179,308.34**
Total Liabilities	**$1,442,551.65**
Equity	
Contributions - LadyBugFive, LLC	0.00
Contributions - Mathieu Gaddini	0.00
Contributions - Melius Health	400.00
Contributions - Mrugesh Patel	0.00
Contributions - Sebastien Gaddini	0.00
Contributions - Vikram Mehta	0.00
Partner Distributions - Mrugesh Patel	-10.00
Reg CF Capital	109,461.24
Retained Earnings	-3,019,207.05
SAFE Agreements	938,945.00
Series Seed (ALS Smardii LLC)	1,000,000.00
Net Income	-335,974.18
Total Equity	**$ -1,306,384.99**
TOTAL LIABILITIES AND EQUITY	**$136,166.66**

Smardii Inc

Profit and Loss
January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	11,131.91
Bank Charges & Fees	95.00
Cloud Storage	119.88
Consulting Fees	76,180.00
Domain Names	113.10
Job Supplies	-802.58
Legal & Professional Services	167,669.47
Meals & Entertainment	2.61
Postage & Shipping	114.89
Rent & Lease	1,460.89
Research and development	23,355.78
Software License Fees	2,314.21
Subscriptions fees	679.68
Taxes & Licenses	1,380.00
Total Expenses	**$283,814.84**
NET OPERATING INCOME	**$ -283,814.84**
Other Expenses	
interest Expense	52,159.34
Total Other Expenses	**$52,159.34**
NET OTHER INCOME	**$ -52,159.34**
NET INCOME	**$ -335,974.18**

SMARDII INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 (UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SMARDII INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on July 2, 2018. The Company was originally formed as i-Diaper LLC under the laws of Delaware on July 5, 2016 before eventually becoming Smardii Inc. The Company designs and sells a technology platform and products to transform any diaper into a remote patient monitoring tool.

Since inception, the Company has relied on issuing securities and SAFE instruments to fund its operations, and more recently in 2021 a RegCF offering. As of December 31, 2021, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from various sources and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT AND SAFE INSTRUMENTS

The Company's primary obligations relate to loans made to the Company totaling $102,149 and $95,169 as of December 31, 2020 and 2019, respectively. These convertible notes have a $3,000,000 valuation cap and a 33 percent discount rate upon a qualifying event that would trigger the conversion.

Additionally, the Company has issued simple agreements for future equity ("SAFEs") but classifies them as equity on the balance sheet since they do not bear interest, have a fixed maturity date nor represent an unconditional promise to repay.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows. The Company is currently in process of mediating a dispute with a vendor. The amount the Company may have to pay is not reliably predictable but could be substantially more than $490,000.

NOTE 7 – EQUITY

The Company has three classes of equity: Class A common stock (7,800,000 shares authorized with 1,876,983 shares issued), Class B common stock (2,800,000 shares authorized with 2,800,000 shares issued) and Series FP preferred stock (400,000 shares authorized and 400,000 shares issued and outstanding).

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company issued SAFE instruments to related parties in 2018 in exchange for services in the amount of approximately $37,000. Additionally, the founders of the Company are holders of convertible notes with a face value of approximately $68,000 not including accrued but unpaid interest. Other transactions the Company has with related parties are within the normal scope of business.

Because the transactions are among related parties, there is no guarantee that the Company would be able to find the commercial terms to these transactions from unrelated parties.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19 Related Actions

On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.



President's Financial Certification for Year 2021

I, Sebastien Gaddini, President of Smardii, Inc., hereby certify that the financial statements of Smardii and notes thereto for the period ending December 31st, 2021 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information to be reported on our federal income tax returns.

Smardii, Inc. has not yet filed its federal tax return for 2021, but instead has filed for an extension.

IN WITNESS THEREOF, this President's Financial Statement Certification has been executed as of April 25th, 2022.

President
04.25.2022

CERTIFICATION

I, SEBASTIEN GADDINI, Principal Executive Officer of Smardii, Inc, hereby certify that the financial statements of Smardii, Inc included in this Report are true and complete in all material respects.

SEBASTIEN GADDINI

PRESIDENT